June 27, 2019

Raymond J. Tesi
Chief Executive Officer
Inmune Bio, Inc.
1224 Prospect St.
Suite 150
La Jolla, CA 92037

       Re: Inmune Bio, Inc.
           Registration Statement on Form S-1
           Filed June 21, 2019
           File No. 333-232236

Dear Dr. Tesi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance